Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Nortek, Inc. 2009 Omnibus Incentive Plan, as Amended & Restated, of our report dated March 29, 2012, with respect to the consolidated financial statements and schedule of Nortek, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
May 25, 2012